HR Ratings

Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC

Exhibit 4


Compliance Vice President
Board of Directors
Managing Director Chief Risk Officer
HR Ratings® Credit Rating Agency
Chairman of the Board
Vice Chairman of the Board
External Financial Advisors
CEO
Managing Director Chief Business Development
Managing Director Chief Operating Officer
Managing Director Chief Credit Officer
Deputy Chief Credit Officer
Senior Executive Director Public Finance and Infrastructure
Senior Executive Director Public Finance and Infrastructure
Executive Director Corporates/ABS
Executive Director Corporates/ABS
Executive Director FI/ABS
Admin. Vice President
HR Vice President
Associate Director FP
Sr. Manager FI
Associate Director Metodology and Criteria
Manager FP
Manager FI
Manager FI
Sr. Associate Compl.
Sr.Associate Admon
Sr. Associate HR
Sr. Associate BD
Sr. Associate BD
Sr. Associate TI
Programm
Sr. Associate FP
Sr. Associate FP
Sr. Associate Corp.
Sr. Associate Corp.
Associate Compl.
Logistics Associate
Associate HR
Associate BD
Associate Operat.
Associate Operat..
Associate FP
Associate FP
Associate FP
Associate Infr.
Associate FI
Associate FI
Associate Economics
Sr. Analyst Corpor
Sr. Analyst Corpor
Analyst Operations
Editor
Analyst FP
Analyst FP
Analyst FP
Analyst FP
Infra. Analyst
Corporates Analyst
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst Econom.
Analyst Risk
Asistant Presiden.
Asistant Admon
Asistant Admon
Reception
Asistant BD
Program.
Assistant CEO
Assistant Vpresident
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics